

March 16, 2026

Wai Hong Lao
Chief Executive Officer
Galaxy Payroll Group Limited
25th Floor, Ovest
77 Wing Lok Street
Sheung Wan, Hong Kong

Re: Galaxy Payroll Group Limited
Registration Statement on Form F-3
Filed March 11, 2026
File No. 333-294219

Dear Wai Hong Lao:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Chen